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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549



                                 SCHEDULE 13 G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                                 UNITRIN, INC.

                                (NAME OF ISSUER)

                         Common Stock, $0.10 par value

                         (TITLE OF CLASS OF SECURITIES)


                                   91327510-3

                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 7.

SEC 1745 (10-88)

-----------------------                                  ---------------------
  CUSIP NO. 91327510-3                  13G                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FAYEZ SAROFIM & CO.
           74-1312679
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,200,164
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,462,132
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,462,132

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 91327510-3                  13G                PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FAYEZ SAROFIM
           ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,012,335

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,210,139
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,012,335

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,472,107
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,484,442

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      8.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C.

                        Amendment No. 6 Schedule 13(G)
                   Under the Securities Exchange Act of 1934

Item 1(a)  Name of Issuer:

           Unitrin, Inc.

Item 1(b)  Address of Issuer's Principal Executive Office:

           One East Wacker Drive
           Chicago, Illinois  60601

Item 2(a)  Name of Person Filing:

           Fayez Sarofim & Co. and Fayez Sarofim

Item 2(b)  Address of Principal Business Office, or if none, Residence:

           2907 Two Houston Center
           Houston, Texas  77010

Item 2(c)  Citizenship:

           U. S. A. (Fayez Sarofim & Co. is a corporation incorporated in
           Texas)

Item 2(d)  Title of Class of Securities:

           Common Stock, $0.10 par value

Item 2(e)  CUSIP Number:

           91327510-3

Item 3     Filing required pursuant to the Rules 13d-1(b), or 13d-2(b),:

           Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. within the meaning of Rule 13d-1(b)(1)(ii)(G).

Item 4    Ownership as of December 31, 1995:

     (a)  Amount Beneficially Owned:

          (i) 1,749,712 shares are held in investment advisory accounts managed by Fayez Sarofim & Co. for numerous clients. Pursuant to its investment advisory contract with its clients, Fayez Sarofim & Co. has full investment discretion with respect to such investment advisory accounts. However, Fayez Sarofim & Co. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits (dividend payments and sales proceeds) of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Fayez Sarofim & Co. at any time. Because Fayez Sarofim & Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of the Rule 13d-3 under the Securities Exchange Act of 1934. Because Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co., he may also be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

          (ii) 338,210 shares are held in investment advisory accounts managed by Sarofim Trust Co., a wholly owned subsidiary of Fayez Sarofim & Co., which is also an Investment Adviser registered under
               Section 203 of the Investment Advisers Act of 1940. Pursuant to its investment advisory contracts with its clients, Sarofim Trust Co. has full investment discretion with respect to such investment advisory accounts. However, Sarofim Trust Co. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Sarofim Trust Co. at any time. Because Sarofim Trust Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 and Fayez Sarofim & Co. and Mr. Sarofim as controlling persons of Sarofim Trust Co., may be deemed to be indirect beneficial owners of these shares for such purposes.

         (iii) 11,700 shares are held in investment advisory accounts managed by Sarofim International Management Company, a wholly owned subsidiary of Fayez Sarofim & Co., which is also an Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. Pursuant to its investment advisory contracts with its clients, Sarofim International Management Company has full investment discretion with respect to such investment advisory accounts. However, Sarofim International Management Company is not the record owner of any such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with Sarofim International Management Company at any time. Because Sarofim International Management Company has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 and Fayez Sarofim & Co. and Mr. Sarofim as controlling persons of Sarofim International Management Company, may be deemed to be indirect beneficial owners of these shares for such purposes.

          (iv) 362,510 shares are owned directly by Sarofim International Management Company for its own account. Because Fayez Sarofim is a controlling person of Fayez Sarofim & Co., he may be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

           (v) 1,012,335 shares are owned of record and beneficially by Fayez Sarofim. Fayez Sarofim & Co. has no beneficial ownership of these shares.

         (vi) 9,975 shares are held in trusts with respect to which Mr. Sarofim is a trustee. Fayez Sarofim & Co. has no beneficial ownership of these shares. Also, Mr. Sarofim has no beneficial interest in any of these trusts. Mr. Sarofim shares with the other trustees of such trusts the power to vote and to dispose of these shares.

         (vii) 1,000 shares are owned of record and beneficially by Mr. Sarofim's wife and children. Fayez Sarofim & Co. has no beneficial ownership of these shares. Although Mr. Sarofim may be deemed a beneficial owner of these shares for purposes of
               Section 16(a) of the Securities Exchange Act of 1934, he disclaims any power to vote or direct disposition of these shares.

     (b)  Percent of Class:

           (i) 4.4% -- as to shares held in accounts managed by Fayez Sarofim & Co. with power to dispose, or to direct the disposition of such shares.

          (ii) 0.9% -- as to shares held in accounts managed by Sarofim Trust Co. with power to dispose, or to direct the disposition of, such shares.

         (iii) 0.0% -- as to shares held in accounts managed by Sarofim International Management Company with power to dispose, or to direct the disposition of, such shares.

          (iv) 0.9% -- as to shares owned directly by Sarofim International Management Company for its own account.

           (v) 2.5% -- as to shares owned of record and beneficially by Fayez S. Sarofim.

          (vi) 0.0% -- as to shares held in trusts of which Mr. Sarofim is a trustee.

         (vii) 0.0% -- as to shares owned of record and beneficially by Mr. Sarofim's family.

     (c) Number of shares as to which Fayez Sarofim & Co. has:

           (i) sole power to vote or direct the vote:  0 shares.

          (ii) shared power to vote or to direct the vote: 2,200,164 shares. The voting arrangements with respect to the securities held in the various investment advisory accounts managed by Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company vary. The contracts relating to certain of the investment advisory accounts do not grant any power to Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company to vote securities held in such accounts. The contracts relating to other investment advisory accounts provide that the securities held in such investment advisory accounts will be voted in accordance with the directions given by the investment adviser. All securities held in investment advisory accounts are held of record by clients or by trustees or custodians for clients of Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company. Proxies voting the shares are signed by the client, the trustee or the custodian. Accordingly, it is difficult to determine the extent of voting power possessed by Fayez Sarofim & Co. It is believed, however, that of the 2,462,132 shares which Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company may be deemed to own beneficially for purposes of Rule 13d-3, it may be deemed to share voting power with respect to not more than 2,200,164 of such shares. Such voting power may be deemed to be shared with Mr. Sarofim who may be deemed to share such power by virtue of his control relationship with Fayez Sarofim & Co., Sarofim Trust Co., and Sarofim International Management Company. Such voting power may also be deemed to be shared with trustees, other fiduciaries, clients or others in many cases.

         (iii) sole power to dispose or direct the disposition of:  0 shares.

          (iv) shared power to dispose or direct the disposition of: 2,462,132 shares. Such power may be deemed to be shared with Mr. Sarofim, and also with Sarofim Trust Co. with respect to securities held in accounts managed by Sarofim Trust Co. and with Sarofim International Management Company with respect to securities held in investment advisory accounts of Sarofim International Management Company.

     (d) Number of shares as to which Fayez Sarofim has:

           (i) sole power to vote or direct the vote:  1,012,335 shares.

          (ii) shared power to vote or direct the vote: 2,210,139 shares. As discussed above, the voting arrangements with respect to the shares held in the various investment advisory accounts managed by Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company, vary. Fayez Sarofim may be deemed to share the voting power possessed by Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company, with respect to the securities held in such accounts by virtue of his control relationship to such investment advisers. Accordingly, it is believed that of the 2,472,107 shares which Mr. Sarofim may be deemed to own beneficially for purposes of Rule 13d-3 (excluding the 1,012,335 shares which he holds for his own account and has the sole power to vote but including the 9,975 shares held by trusts of which he is a trustee), he may be deemed to share voting power with respect to not more than 2,210,139 of such shares. Such voting power may be deemed to be shared with Fayez Sarofim & Co. with respect to securities held in investment advisory accounts managed by Fayez Sarofim & Co., with Fayez Sarofim & Co. and Sarofim Trust Co. with respect to securities held in investment advisory accounts managed by Sarofim Trust Co. and with Fayez Sarofim & Co. and Sarofim International Management Company with respect to securities held in investment advisory accounts of Sarofim International Management Company. In many cases where securities are held in accounts managed by Fayez Sarofim & Co., Sarofim Trust Co., or Sarofim International Management Company, voting power may also be deemed to be shared with trustees, other fiduciaries, clients of Fayez Sarofim & Co. or Sarofim Trust Co., or Sarofim International Management Company, or others.

         (iii) sole power to dispose or direct the disposition of: 1,012,335 shares.

          (iv) shared power to dispose or direct the disposition of: 2,472,107 shares. Such power may be deemed to be shared with Fayez Sarofim & Co. with respect to securities held in accounts managed by Fayez Sarofim & Co., with Fayez Sarofim & Co. and Sarofim Trust Co. with respect to the securities held in accounts managed by Sarofim Trust Co. and with Fayez Sarofim & Co. and Sarofim International Management Company with respect to securities held in investment advisory accounts of Sarofim International Management Company and with other trustees of trusts of which Mr. Sarofim is a trustee with respect to the securities held in such trusts.

Item 5    Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          With respect to securities held in accounts managed by Fayez Sarofim & Co. or held in accounts managed by Sarofim Trust Co., or held in accounts managed by Sarofim International Management Company clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No one client has such right with respect to more than five percent of the Class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          As indicated in Item 3, Fayez S. Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 8    Identification and Classification of Members of the Group.

          Not Applicable.

Item 9    Notice of Dissolution of Group.

          Not Applicable.

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1996

FAYEZ SAROFIM & CO.


By  /s/ Fayez Sarofim
  _____________________________________
Signature   Fayez Sarofim
            Chairman of the Board and
             President


Date: February 14, 1996


/s/ Fayez Sarofim
_______________________________________
Signature   Fayez Sarofim

                                   AGREEMENT



          The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(f) (1) (iii) under the Securities Exchange Act of 1934 that the
Schedule 13(G) to which this Agreement is attached is filed on behalf of each of the undersigned.



                                    FAYEZ SAROFIM & CO.



                                    By /s/ Fayez Sarofim
                                      _________________________________
                                         Fayez Sarofim
                                         Chairman of the Board and
                                          President



                                    By /s/ Fayez Sarofim
                                      __________________________________
                                         Fayez Sarofim



Dated: February 14, 1996